goodMatch Inc. (dba Grapevine)

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-314,923.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-10,000.00
Accounts Payable (A/P)	22,966.00
Parent CC Account:Bank Of America CC	15,483.11
Employee Reimbursement	0.00
New York Department of Taxation and Finance Payable	-25.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,424.11**
Net cash provided by operating activities	**$ -286,499.16**
FINANCING ACTIVITIES	
Loans from Shareholder	14,530.00
Investor Equity	135,000.00
Net cash provided by financing activities	**$149,530.00**
NET CASH INCREASE FOR PERIOD	**$ -136,969.16**
Cash at beginning of period	142,647.06
CASH AT END OF PERIOD	**$5,677.90**